SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated October 24, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                     ---           ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes            No  X
                               ---            ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes            No X
                               ---           ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes            No X
                               ---           ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURE:

A press release dated October 23, 2003 announcing Dassault Systemes' third quarter 2003 results.

[DASSAULT SYSTEMES LOGO]                      COMMUNIQUE DE PRESSE/PRESS RELEASE
[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

     DASSAULT SYSTEMES REPORTS SOLID GROWTH IN SOFTWARE REVENUE, OPERATING
                      MARGIN AND EPS FOR THE THIRD QUARTER

     o Software revenue up 2% to (euro)152.2 million and up 9% in constant currencies with total revenue up slightly to (euro)176.3 million and up 7% in constant currencies for the third quarter

     o Both CATIA and SolidWorks deliver unit seat growth, increasing 6% and 9%, respectively, in the third quarter

     o U.S. GAAP EPS increases 26% to(euro)0.24 and EPS before acquisition costs increases 19% to(euro)0.25 in the third quarter

     o DS reconfirms 2003 operating margin and EPS objectives; Revenue growth objective adjusted to 5% - 6% in constant currencies

     o    DS initiates preliminary 2004 revenue objective


PARIS, FRANCE, October 23, 2003 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, reported financial results for the third quarter and nine months ended September 30, 2003.

FINANCIAL HIGHLIGHTS

Results for the Third Quarter Ended September 30, 2003
------------------------------------------------------
Software revenue results were solid in the third quarter, with software revenue increasing 2% as reported and 9% in constant currencies in comparison to the year-ago period. Software revenue, representing 86% of total revenue, was
(euro)152.2 million in the 2003 third quarter, compared to (euro)149.5 million in the 2002 third quarter. Recurring software revenue continued to be a significant component of revenue and represented 56% of total software revenue in the third quarter of 2003.

Total revenue increased slightly year over year as reported and increased 7% in constant currencies. Total revenue in the third quarter was (euro)176.3 million, compared to (euro)175.9 million in the year-ago quarter. Services and other revenue, representing 14% of total revenue, decreased 9% to (euro)24.1 million in the 2003 third quarter, compared to the prior year period.

Seat licensing activity, totaling 13,478 seats in the quarter, also showed good growth, with both CATIA and SolidWorks posting increases over the third quarter of 2002. Specifically, 7,537 CATIA and 5,941

================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

SolidWorks seats were licensed, representing increases of 6% and 9%, respectively, over the year-ago period.

On a U.S. GAAP basis EPS increased 26% to (euro)0.24 per diluted share in the 2003 third quarter compared to (euro)0.19 per diluted share in the third quarter of 2002. EPS excluding acquisition costs increased 19% to (euro)0.25 per diluted share in the third quarter, compared to (euro)0.21 per diluted share in the third quarter of 2002.

On a U.S. GAAP basis, operating income increased 17% to (euro)42.6 million in the 2003 third quarter, compared to (euro)36.3 million in the 2002 third quarter. Operating income before acquisition costs increased 13% to (euro)44.0 million, compared to (euro)38.8 million in the year-ago quarter. The operating margin before acquisition costs was 25.0% in the 2003 third quarter, approximately three percentage points higher than the year-ago quarter where the operating margin was 22.1% before acquisition costs.

Process-centric revenue, including PDM revenue, totaled (euro)146.0 million in the third quarter, slightly higher than the year-ago period, and up 6% in constant currencies. PDM revenue increased 9% to (euro)21.4 million and increased 15% in constant currencies compared to the third quarter of 2002. PDM end-user software revenue totaled $29.2 million in the 2003 third quarter. Design-centric revenue totaled (euro)30.3 million in the 2003 third quarter, level with the year-ago quarter. Design-centric revenue increased 11% in constant currencies and 14% in U.S. dollars. PDM revenue represented 12% and design-centric revenue accounted for 17% of total revenue in the 2003 third quarter.

The Company continued to have a strong financial position with cash and short-term investments totaling (euro)429.1 million and no bank debt at September 30, 2003.


Results for the Nine Months Ended September 30, 2003
----------------------------------------------------

Total revenue was (euro)527.0 million for the first nine months of 2003, compared to (euro)549.7 million in the year-ago period, representing a decrease of 4% as reported, but an increase of 4% in constant currencies. Software revenue totaled (euro)449.1 million in the 2003 nine-month period, representing a decrease of 6%, but an increase of 2% in constant currencies. Year-to-date process-centric revenue totaled (euro)435.0 million, 4% lower than the year-ago period, but up 2% in constant currencies. PDM revenue for the first nine months of 2003 was (euro)59.0 million, an increase of 14% and 22% in constant

================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com currencies in comparison to the year-ago period. Design-centric revenue totaled
(euro)92.0 million for the 2003 nine-month period, representing a decrease of 4%, but increases of 10% in constant currencies and 16% in U.S. dollars compared to the year-ago period.

On a U.S. GAAP basis EPS increased 6% to (euro)0.68 per diluted share for the first nine months of 2003, compared to (euro)0.64 per diluted share in the year-ago period. EPS excluding acquisition costs totaled (euro)0.71 per diluted share for the 2003 nine-month period, level with the year-ago period where EPS was (euro)0.71 per diluted share. Year-to-date 39,963 seats have been licensed comprised of 21,670 CATIA and 18,293 SolidWorks seats.

Bernard Charles, President and Chief Executive Officer, commented, "We set two key strategic priorities at the outset of 2003: First, to expand our number one market share position in PLM beyond the 21% achieved in 2002. And second, to improve our operating margin by up to 1 percentage point, while continuing to invest in our future as demonstrated by the 4% increase in our R & D headcount for this year. Based upon our performance year-to-date and our outlook for the fourth quarter, we believe we are well positioned to achieve these goals.

"DS made good progress in the quarter within a continued cautious spending environment on the part of our customers as demonstrated by our revenue increase of 15% when measured in U.S. dollars, outperforming the competition. CATIA V5 continued to gain traction among existing customers and the supplier network. Moreover, a clear highlight of the quarter is the fact that we are now also seeing the beginning of true PLM wins within the supply chain, including decisions by Bosch and Sanyo Machine Works. Version 5 Release 12 was introduced for CATIA, DELMIA, ENOVIA and SMARTEAM. At the heart of our new release is Collaborative PLM, enabling companies to move closer to becoming on demand businesses.

"New companies continue to join our CAA V5 partnership program, resulting in a broad offering of complementary solutions built on top of our V5 open architecture. Our partners number over 36 with the addition of Fluent and IGE+XAO this quarter. Today, we also announced a strategic software development agreement with Gehry Technologies to create and sell 3D collaborative solutions to the building industry based upon our CAA V5 development platform."

================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Thibault de Tersant, Executive Vice President and CFO, commented, "The third quarter was marked by several highlights. Software revenue growth was in-line with our expectations, increasing 9% in constant currencies. Our continued focus on growing our operating margin through careful cost management met with favorable results, with a 3 percentage-point improvement over last year to 25.0% before acquisition costs. And earnings were solid, coming in ahead of our expectations. Services, however, did not meet our expectations, resulting in total revenue approximately (euro)4 million lower than our objective when adjusted for actual currency rates.

"For the fourth quarter, we believe a revenue objective of about (euro)225 million is appropriate as we continue to be cautious about the economic environment. For the full year, we are maintaining our objective for operating margin growth of up to 1 percentage point above the operating margin of 27.7% before acquisition costs achieved in 2002. And, from an earnings perspective, we are also maintaining our EPS objective of (euro)1.22 to (euro)1.25 per share before acquisition costs. These objectives for revenue and earnings continue to be based upon an assumed U.S. dollar to Euro exchange rate of $1.20 per
(euro)1.00 for the fourth quarter. We are modifying our revenue growth objective for 2003, reflecting lower service revenue in the second half of the year and our outlook for the fourth quarter. Our 2003 revenue growth objective in constant currencies is now 5% to 6%.

"Looking ahead to 2004, we are providing our preliminary views at this time. Our revenue growth objective is about 6% to 7% in constant currencies. Taking an assumed U.S. dollar to Euro exchange rate of $1.20 per (euro)1.00, therefore, leads to a reported revenue growth objective of approximately 4 to 5%. At this point in time, our financial objectives assume a continuation of the current business environment into 2004."

During the third quarter, the Company's free float increased to 48% from 32% as a result of the French government's sale of its entire holding in DS. The French government had been a shareholder since May 31, 2001 as a result of DS' de-merger from its former parent company, Dassault Aviation, in which the Government was an equity holder. Following this sale, the shareholder base of DS is composed as follows: free float of approximately 48.0%, Groupe Industriel Marcel Dassault with 45.2%, and Charles Edelstenne, Chairman of Dassault Systemes with 6.8%.

Charles Edelstenne, Chairman, commented, "We were pleased by the level of interest in our stock during the French government's sale of its DS shares which was oversubscribed more than four times. It reflects the confidence of investors in the strong fundamentals of our business and our strategy."

================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information, specifically noted as such, is also presented that is not in conformity with U.S. GAAP, with the presentation of operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs) or variances in constant currencies. The Company has provided on its website www.3ds.com reconciliations between U.S. GAAP and non- U.S. GAAP figures. All comparative figures are given on a year over year basis unless specified otherwise.



                               BUSINESS HIGHLIGHTS

NEW PRODUCT LAUNCHES

DS introduced Version 5 Release 12 -- Collaborative PLM for on demand businesses. V5R12 allows critical PLM components to be merged in collaborative workspaces allowing lifecycle management and product design activities to be conducted in parallel while ensuring synchronization of collaboration in the context of correct, up-to-date data. New capabilities in ENOVIA Portal 3d com, including enhanced CATIA-ENOVIA integration, allow 3D data, product structure, and other relevant product information to be shared in real-time through web portals.

The new V5R12 product portfolio brings business value to manufacturers in the following areas:

     o Core Business - V5R12 enables companies to organize activities around their core business and focus on products. V5R12 redraws the boundaries between traditional product authoring and PDM-related activities, providing users with unified PLM workspaces in which they can process all facets of their activity.
     o Content for Collaboration - V5R12 helps companies deliver the right content for collaboration throughout the product lifecycle. This improves exchanges between extended enterprise teams and helps businesses respond rapidly to market change.
     o Requirements and Specifications - V5R12 allows companies to better link product design with requirement and specification management in order to dynamically adapt to market demand.
     o Manufacturing Resources - V5R12 provides a unified workspace that connects product creation and manufacturing resources definition to help companies make cost-efficient production decisions.


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

During the third quarter, DS introduced a PLM industry solution for aerospace manufacturers based on proven DS PLM Practices. The Best of Breed Structure Engineering solution integrates the activities and processes required to design and manufacture structural aircraft parts and assemblies (sheetmetal, machined, and composite parts) as well as the corresponding tools required to build them.

CUSTOMERS AND PARTNERS HIGHLIGHTS

The First Aircraft Institute of AVIC-I (FAI), a leading Chinese aircraft research institute, has selected DS PLM solutions to develop China's Advanced Regional Jet Program, ARJ21. CATIA V5 for collaborative product design and digital mock-up creation, and ENOVIAVPM for product data and process management, will enable the institute's engineering teams to share data and work in a common 3D development environment across its multi-site operations.

Bosch, a major automotive supplier, has invested in DELMIA process planning solutions to meet the requirements outlined for DaimlerChrysler's "Digital Factory" initiative. Bosch celebrated the introduction of its Cooperative Engineering program (COPE), with DELMIA Process Engineer at its core, as a "quantum leap in production planning". The COPE program offers computer-aided production planning in parallel with product development. Benefits of simulated production planning include the identification and elimination of potential problems in a virtual environment, before they become real and incur damage and costs.

Convenience Food Systems (CFS) has standardized on SolidWorks software to design the industrial food processing and packaging machines it sells to global food companies. SolidWorks 3D mechanical design software accelerates large-assembly design for CFS' machines, while COSMOS analysis software reduces production errors so CFS can speed products to customers. Based in the Netherlands, CFS is one of the world's foremost convenience food packaging, preparation, processing, and marination machine makers.

Evernham Motorsports LLC, a leading NASCAR Winston Cup Series race team, has selected CATIA V5 for collaborative product development and SMARTEAM for collaborative lifecycle management to develop high-performance race cars through virtual testing rather than building costly, full-scale physical prototypes.

================================================================================
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Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

FE Mottram (Non Ferrous) Ltd., a leading alloy metal producer, has streamlined its smelting processes with DELMIA's QUEST software. QUEST is a 3D simulation tool used to model and analyze facility layout and process flow. FE Mottram has already commissioned Phase II of the project where QUEST will be used to generate "what if" scenarios to reduce internal vehicle movement on site, with the principal goals being a 50 percent reduction in fuel consumption and further increases in worksite safety.

Yantai Raffles Shipyard, a premier offshore builder of ships and oil rigs, has acquired DS product development and data management software, comprised of CATIA V5 for collaborative virtual product development and ENOVIA LCA and ENOVIA Portal 3d com for real-time product data management.

Avatech Solutions, Inc., a leading provider of design automation and PLM solutions for the manufacturing, building design and engineering markets, and DS have signed a distribution agreement under which Avatech will significantly expand its marketing, sales and services in North America with integrated SMARTEAM PLM solutions.

Gehry Technologies, an independent company created by Gehry Partners' research group, has formed a business partnership with DS and IBM. Gehry Technologies has received accreditation as a certified IBM Business Partner selling and servicing IBM and DS' CATIA, ENOVIA and SMARTEAM Product Lifecycle Management software.

Fluent, a world leader in computational fluid dynamics (CFD) software has become a DS CAA V5 software partner. Fluent will develop, market and sell CFD solutions based on the DS CAA V5 architecture.

IGE+XAO, a leader in electrical schematic software development, signed a strategic development agreement under which IGE+XAO as a Gold Software Partner will develop, market and sell Dassault Systemes CAA V5 based applications for electrical modeling (functional, topology and logical) and electrical diagrams generation. Through this partnership, IGE+XAO will complement the existing DS' V5 electrical PLM solutions.

================================================================================
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Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Conference call information:

The Company will host a teleconference call today, Thursday, October 23, 2003 at 4:00 PM CET/3:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing www.3ds.com. A replay of the conference call will be available until November 22, 2003 via the Internet by accessing www.3ds.com.



Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2003 fourth quarter revenue, 2003 EPS on a reported basis, 2003 revenue growth in constant currencies, 2003 operating margin growth objective and 2004 financial objectives, including revenue growth objectives as reported and in constant currencies, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2002, which was filed with the SEC on May 15, 2003, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to retirement. Dassault Systemes offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.
                               (Tables to follow)


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                                   KEY FIGURES
                  (in millions of Euro, except per share data)


3rd QUARTER
-----------
                                      3Q03         3Q02        Variance
                                    --------     --------    ------------
Process-Centric excluding PDM
   revenue                           124.6         125.9         (1%)
PDM revenue                           21.4         19.6           9%

Design-Centric revenue                30.3         30.4           0%

Revenue                              176.3         175.9          0%
           AMERICAS                   49.9         52.6          (5%)
           EUROPE                     79.2         79.0           0%
           ASIA                       47.2         44.3           6%

Operating Income(1)                   44.0         38.8           13%

Operating Margin(1)                   25.0%        22.1%

Net Income(1)                         28.2         24.3           16%

EPS(1)                                0.25         0.21           19%

Closing Headcount                    4,063         3,905          4%



Nine Months Ended
-----------------

                                    YTD 03       YTD 02        Variance
                                    ------       ------        --------
Process-Centric excluding PDM        376.0        402.4          (7%)
PDM                                   59.0         51.8          14%
Design-Centric                        92.0         95.5          (4%)

Revenue                              527.0        549.7          (4%)
           Americas                  152.5        160.6          (5%)
           Europe                    239.0        251.6          (5%)
           Asia                      135.5        137.5          (1%)

Operating Income (1)                 127.8        130.6          (2%)

Operating Margin (1)                  24.3%        23.8%

Net Income (1)                        81.7         82.8          (1%)

EPS (1)                               0.71         0.71           0%



(1) Excluding acquisition costs


================================================================================
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Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                  (in millions of Euro, except per share data)

                                         Three Months Ended                          Nine Months Ended
                                     September 30,     September 30,        September 30,      September 30,
                                           2003             2002                 2003              2002
                                     -------------     -------------         -------------     -------------

Software                                     152.2           149.5                 449.1             475.5
Service and Other                             24.1            26.4                  77.9              74.2
                                     -------------   -------------         -------------    --------------
              Total Revenue           (euro) 176.3   (euro)  175.9         (euro)  527.0    (euro)   549.7

Software                                       5.1             6.3                  16.5              18.0
Service and Other                             19.4            23.9                  65.9              68.2
                                      ------------   -------------         -------------    --------------
         Total Cost of Revenue        (euro)  24.5   (euro)   30.2         (euro)   82.4    (euro)    86.2

Gross Profit                          (euro) 151.8   (euro)  145.7         (euro)  444.6    (euro)   463.5

Research and Development                      53.6            53.5                 159.8             167.0
Marketing and Sales                           41.4            41.4                 121.1             128.7
General and Administration                    12.8            12.0                  35.9              37.2
Acquisition Costs                              1.4             2.5                   4.9               9.0
                                      ------------   -------------         -------------    --------------
Total Research, Selling,              (euro) 109.2   (euro)  109.4         (euro)  321.7    (euro)   341.9
Administration and Acquisition
expenses
                                      ============   =============         =============    ==============

Operating Income (1)                  (euro)  42.6   (euro)   36.3         (euro)  122.9    (euro)   121.6
Financial revenue and Other                    1.0             0.7                   2.6               4.6
Income before income taxes                    43.6            37.0                 125.5             126.2
Income tax expense                           16.5)          (15.0)                (47.9)            (51.2)
                                      ------------   -------------         -------------    --------------
Net Income (1)                        (euro)  27.1   (euro)   22.0         (euro)   77.6    (euro)    75.0
                                      ============   =============         =============    ==============
Basic net income per share (1)        (euro)  0.24   (euro)   0.19         (euro)   0.69    (euro)    0.66
                                      ============   =============         =============    ==============
Diluted net income per share (1)      (euro)  0.24   (euro)   0.19         (euro)   0.68    (euro)    0.64
                                      ============   =============         =============    ==============
Basic weighted average shares
outstanding                                  112.9           114.2                 113.1             114.1
(in millions)
                                      ============   =============         =============    ==============
Diluted weighted average shares              114.8           115.0                 114.3             116.8
outstanding (in millions)

          (1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                      (euro)  44.0   (euro)   38.8         (euro)  127.8    (euro)    130.6
                                      ============   =============         =============    ===============
Net Income                            (euro)  28.2   (euro)   24.3         (euro)   81.7    (euro)     82.8
                                      ============   =============         =============    ===============
Diluted net income per share          (euro)  0.25   (euro)   0.21         (euro)   0.71    (euro)     0.71
                                      ============   =============         =============    ===============


================================================================================
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Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

      Excluding acquisition costs, the consolidated statements of income data would have been as follows:




                                                Three Months Ended
                             September 30, 2003  September 30, 2002  Variance
                             ------------------  ------------------  ---------

Software                                 152.2             149.5         1.8%
Service and Other                         24.1              26.4       (8.7%)
                                 -------------     -------------
Total Revenue                    (euro)  176.3     (euro)  175.9         0.2%

Software                                   5.1               6.3       19.0%)
Service and Other                         19.4              23.9       18.8%)
                                 -------------     -------------
Total Cost of Revenue            (euro)   24.5     (euro)   30.2       18.9%)
Gross Profit                     (euro)  151.8     (euro)  145.7         4.2%

Research and Development                  53.6              53.5         0.2%
Marketing and Sales                       41.4              41.4         0.0%
General and Administration                12.8              12.0         6.7%
                                 -------------      ------------
Total Research, Selling,
   Administration                (euro)  107.8      (euro) 106.9         0.8%
                                 =============      ============
Operating Income                 (euro)   44.0      (euro)  38.8        13.4%
Financial revenue and Other                1.0               0.7        42.9%
Income before income taxes                45.0              39.5        13.9%
Income tax expense                      (16.8)             (15.2)          N/A
Net Income                       (euro)   28.2      (euro)  24.3        16.0%
                                 =============      ============
Diluted net income per share     (euro)   0.25      (euro)  0.21        19.0%
                                 =============      ============
Diluted weighted average
shares outstanding (in millions)         114.8             115.0


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

      Excluding acquisition costs, the consolidated statements of income data would have been as follows:


                                                            Nine Months Ended
                                                  September 30,      September 30,
                                                       2003               2002            Variance
                                               ----------------    -----------------        --------

Software                                                449.1               475.5           (5.6%)
Service and Other                                        77.9                74.2            5.0%
                                               --------------      --------------
              Total Revenue                    (euro)   527.0      (euro)   549.7           (4.1%)

Software                                                 16.5                18.0           (8.3%)
Service and Other                                        65.9                68.2           (3.4%)
                                               --------------      --------------
       Total Cost of Revenue                   (euro)    82.4      (euro)    86.2           (4.4%)
Gross Profit                                   (euro)   444.6      (euro)   463.5           (4.1%)

Research and Development                                159.8               167.0           (4.3%)
Marketing and Sales                                     121.1               128.7           (5.9%)
General and Administration                               35.9                37.2           (3.5%)
                                               --------------      --------------
Total Research, Selling, Administration        (euro)   316.8      (euro)   332.9           (4.8%)
                                               ==============      ==============
Operating Income                               (euro)   127.8      (euro)   130.6           (2.1%)
Financial revenue and Other                               2.6                 4.6           43.5%)
Income before income taxes                              130.4               135.2           (3.6%)
Income tax expense                                     (48.7)              (52.4)             N/A
Net Income                                     (euro)    81.7      (euro)    82.8           (1.3%)
                                               ==============      ==============
Diluted net income per share                   (euro)    0.71      (euro)    0.71             0.0%
                                               ==============      ==============
Diluted weighted average shares outstanding             114.3               116.8
(in millions)

================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in millions of Euro)







                                  September 30, 2003    December 31, 2002
                                  ------------------    ------------------
ASSETS
Cash and short-term investments           429.1               388.4
Accounts receivable, net                  148.8               229.5
Other assets                              311.3               302.3
                                  ---------------      ---------------
Total assets                      (euro)  889.2        (euro) 920.2
LIABILITIES
AND SHAREHOLDERS' EQUITY
Total liabilities                         274.9               291.9
Shareholders' equity                      614.3               628.3
                                  ---------------      ---------------
Total liabilities and
  shareholders' equity            (euro)  889.2        (euro) 920.2



CONTACT:

Dassault Systemes:                    FD International:
Didier Gaillot/Valerie Agathon        Harriet Keen
33.1.40.99.69.24                      44.20.7831.3113
Michele Katz                          Jean-Benoit Roquette / Emma Rutherford
1.631.288.1145                        Nelly Dimey/Lorie Lichtlen
                                      33.1.47.03.68.10
                                      Deborah Ardern-Jones / Matt Dallas
                                      1.212.497.9202 / 1.212.850.5626



-------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         DASSAULT SYSTEMES S.A.


         Date: October 24, 2003          By:    /s/ Thibault de Tersant
                                                -----------------------
                                         Name:  Thibault de Tersant
                                         Title: Executive Vice President,
                                                Finance and Administration





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